Exhibit 99.1
Shinhan Financial Group 3Q 2018 Operating Results

On October 24, 2018, Shinhan Financial Group released its operating results for 3Q 2018. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by our independent auditor, contents are subject to change in the due course of the reviewing process.

The financial figures have been derived following K-IFRS No.1109, ‘Financial instruments’ and K-IFRS No.1115, ‘Revenue from Contracts with Customers’ for the year beginning on January 1, 2018.

(Financial information for periods prior to December 31, 2017 has not been restated)

1. Operating Results of Shinhan Financial Group (consolidated)

(KRW million)

Item		3Q 2018	2Q 2018	QoQ Change (%)	3Q 2017	YoY Change (%)
Revenue*	Specified Quarter	7,147,166	11,719,968	-39.02	7,081,092	0.93
	Cumulative	27,839,837	20,692,671	-	26,840,043	3.73
Operating Income	Specified Quarter	1,132,603	1,334,035	-15.10	1,039,388	8.97
	Cumulative	3,642,477	2,509,874	-	3,493,184	4.27
Income before Income Taxes	Specified Quarter	1,166,256	1,308,760	-10.89	1,080,493	7.94
	Cumulative	3,669,060	2,502,804	-	3,575,725	2.61
Net Income	Specified Quarter	857,479	948,056	-9.55	828,450	3.50
	Cumulative	2,674,571	1,817,092	-	2,737,606	-2.30
Net Income Attributable to Controlling Interest	Specified Quarter	847,831	938,017	-9.61	817,261	3.74
	Cumulative	2,643,397	1,795,566	-	2,706,391	-2.33

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

2. Operating Results of Shinhan Bank (consolidated)

(KRW million)

Item		3Q 2018	2Q 2018	QoQ Change (%)	3Q 2017	YoY Change (%)
Revenue*	Specified Quarter	3,676,436	7,246,724	-49.27	3,272,963	12.33
	Cumulative	15,203,236	11,526,800	-	13,970,105	8.83
Operating Income	Specified Quarter	853,074	910,378	-6.29	729,600	16.92
	Cumulative	2,574,330	1,721,256	-	2,120,794	21.39
Income before Income Taxes	Specified Quarter	862,973	906,152	-4.77	760,187	13.52
	Cumulative	2,581,996	1,719,023	-	2,182,381	18.31
Net Income	Specified Quarter	644,804	671,311	-3.95	591,662	8.98
	Cumulative	1,916,711	1,271,907	-	1,696,064	13.01
Net Income Attributable to Controlling Interest	Specified Quarter	644,682	671,266	-3.96	591,580	8.98
	Cumulative	1,916,468	1,271,786	-	1,695,902	13.01

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

3. Operating Results of Shinhan Card (consolidated)

(KRW million)

Item		3Q 2018	2Q 2018	QoQ Change (%)	3Q 2017	YoY Change (%)
Revenue*	Specified Quarter	1,193,125	1,287,623	-7.34	1,131,639	5.43
	Cumulative	3,638,824	2,445,699	-	3,835,065	-5.12
Operating Income	Specified Quarter	151,906	210,763	-27.93	194,063	-21.72
	Cumulative	558,539	406,633	-	1,021,843	-45.34
Income before Income Taxes	Specified Quarter	152,620	193,109	-20.97	192,708	-20.80
	Cumulative	537,045	384,425	-	1,015,749	-47.13
Net Income	Specified Quarter	113,100	142,538	-20.65	147,903	-23.53
	Cumulative	393,892	280,792	-	777,609	-49.35
Net Income Attributable to Controlling Interest	Specified Quarter	113,619	142,789	-20.43	149,462	-23.98
	Cumulative	395,513	281,894	-	780,639	-49.33

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues